November 19, 2009

By Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-7010

Attn:       Mr. Lyn Shenk, Branch Chief

Re:          Red Robin Gourmet Burgers, Inc.

File Number: 000-49916

November 4, 2009

Form 10-K for the Year Ended December 28, 2008

Form 8-K Furnished August 13, 2009

Dear Mr. Shenk:

We are in receipt of your comment letter dated November 4, 2009 with regard to the above-referenced filing.  For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence.

RESPONSES TO SEC COMMENTS

Form 10-K for the Year Ended December 28, 2008

Selected Financial Data, page 25

SEC Comment:

1.               In regard to the line item “Average annual comparable restaurant sales volumes,” please describe what a “comparable” restaurant is and how amounts presented are determined.

Registrant’s Response:

A discussion of what constitutes a comparable restaurant is included in the “Total Revenues” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operation” on page 31 of the 10-K.  In response to the Staff’s comment, in future filings, we will include as part of the footnote relating to the “Average annual comparable restaurant sales volumes” line item in the Company’s Selected Financial Data disclosure, the following statements:

“Comparable restaurants include those Company-owned restaurants that have achieved five full quarters of operations during the periods presented.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Total Revenues” for a further discussion of our comparable restaurant designation.”

Management’s Discussion and Analysis

Overview, page 27

SEC Comment:

2.               We note the trend of increasing total restaurant operating costs as a percentage of restaurant sales for the periods presented in the Form 10-K and that this trend continued in 2009. We believe that disclosure specifically in regard to this trend, the underlying reasons for it, and your expectation of the prospects of its continuation would provide a useful overall context to investors of your costs. Please expand your disclosure accordingly.

Registrant’s Response:

In response to the Staff’s comment, we will revise our MD&A discussion~~,~~ in future filings~~,~~ to include an expanded discussion of the multi-year trends that we have identified, including any continuing trend with respect to restaurant operating costs.  For example, the paragraphs immediately preceeding the operational and financial highlights contained in the Overview section would be revised as follows (with the changes marked):

“The challenging macro-economic environment continued during fiscal 2008 with spikes in fuel costs, increased food commodity costs, and the failure of several investment and commercial banking institutions. Credit markets have contracted as lending institutions have tightened lending policies and equity markets have experienced extreme volatility and downward price movements. Increasing lack of consumer confidence and pressures on guests’ discretionary income continue to produce declining restaurant revenue across the industry. In fiscal 2008, we experienced a 4.9% decline in guest counts and a 3% decline in average weekly comparable restaurant sales volumes from the prior year. Despite these external pressures, we were able to grow restaurant sales 14.3% in 2008 from the development of 31 new company-owned restaurants and the acquisition of 15 existing franchised-owned restaurants.  While we expect the uncertainties in the economy will continue to impact the restaurant industry in 2009, we believe the long-term growth and profit opportunities remain strong for Red Robin.

“~~In addition to presures on our guests’ spending, in~~In recent years, the restaurant industry has ~~faced increased costs for food, labor and supplies~~ experienced increases in several key components of restaurant operating costs, including food, labor and supply costs.  As a result, we have experienced an increase in our restaurant operating costs as a percentage of restaurant sales.  However, a significant part of the increase we have seen in this percentage in recent years was due to the introduction of our expanded national media advertising campaign that commenced in fiscal 2007.  In 2008, in response to external pressures on food, labor and supply costs, as well as the macroeconomic environment, we initiated several cost reductions to mitigate increasing costs, including a change in our national advertising campaign.  ~~However, while successful in managing many of these costs,~~While these reductions were successful in managing costs, we were unable to completely offset the decline in our profitability from these cost reduction initiatives.  Several of the key costs affecting our restaurant operating costs are discussed in more detail below.  We expect our sales trends to continue to decline into 2009 due to both macroeconomic factors, and our reduced national advertising campaign. We also expect that in 2009 certain cost pressures will continue to negatively impact our operating costs as a percentage of sales even after taking into consideration both the reduced advertising expense and our other cost reduction initiatives~~While we expect the uncertainties in the economy will continue to impact the restaurant industry in 2009, we believe the long-term growth and profit opportunities remain strong for Red Robin~~.”

Results of Operations, page 30

SEC Comment:

3.               Please quantify in terms of dollars and the relative effect on the percentage of applicable revenues each factor cited in each comparison of expenses presented in all annual and interim reports filed.  Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance. If the effect is not quantifiable disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a factor. We believe such disclosure will enable investors to more fully comprehend the relative magnitude of each cited factor.

Registrant’s Response:

In response to the Staff’s comment, we will include in future filings the disclosures for Management’s Discussion and Analysis including a quantitative analysis (when possible) of the material factors impacting the line items, and, where such quantitative analysis is not quantifiable, a textual explanation of that fact, the reason for our inability to quantify and analysis of why we believe the item is a factor.

Cost of sales, page 32

SEC Comment:

4.               Please tell us and revise to explain how the shift in the mix of food versus beverage sales contributed to the cost of sales and provide analysis at the appropriate level of detail in support of your assertion.

Registrant’s Response:

For fiscal year 2008, we noted in the 10-K the primary components affecting the increase in cost of sales as a percentage of revenue from the fiscal year 2007 levels.  Primarily, the net increase in cost of sales was due to the increase in the raw material costs of food, approximately 1.1% of the aggregate increase, offset by price increases which had an offset impact of 0.25%.  Additionally, the shift in the mix of food versus beverage sales resulted in higher cost of sales as a percentage of revenue due to the fact that lower cost beverages comprised a lower percentage of our overall sales.  In 2008, this shift resulted in a 0.05% increase in cost of sales, which was neither the primary, nor a material, reason for the overall increase in cost of sales.  However, we noted the shift in the mix of food versus beverage sales because we believe that this could be a trend in the current economic environment if guests move away from ordering beverages.  To the extent that it is appropriate to note this trend in future periods, we will include such disclosure in future filings.

Provision for Income Taxes, page 36

SEC Comment:

5.               Please describe for us and in your filings the tax credits contributing to the lower income tax provision for 2008 and why tax credits were more favorable in 2008.

Registrant’s Response:

For the fiscal year ended December 28, 2008, the primary tax credit impacting the effective tax rate for the Company was the credit we received under the FICA Tip Tax Credit.  Under Internal Revenue Code Section 45B, an employer in the food and beverage business may claim a nonrefundable income tax credit (“FICA Tip Tax Credit”) for the employer portion of Social Security and Medicare taxes, i.e. FICA taxes, paid or incurred on employee cash tips.

The FICA Tip Tax Credit is equal to the employer’s FICA taxes attributable to tips received by the employee less those tips treated as wages for purposes of satisfying the minimum wage requirements under the Fair Labor Standards Act.  The Small Business Work Opportunity Tax Act of 2007 permanently established the minimum wage rate for purposes of calculating the credit as $5.15 per hour, the rate in effect as of January 1, 2007.  The related deduction for payroll taxes is reduced by the amount of the credit.

In 2008, our FICA Tip Tax Credit equaled approximately $7.5 million dollars. In 2008, we generated more tax credits than we generated in 2007 due to the impact of opening 31 new company-owned restaurants and the acquisition of 15 restaurants from our franchisees in 2008, which increased the number of tip-based employees. To the extent that it is appropriate to note such information in future periods, we will include such disclosure in future filings.

SEC Comment:

6.               Please discuss the decreasing trend in the effective tax rate exhibited in the periods presented in the Form 10-K accompanied by an analysis at the appropriate level of detail.

Registrant’s Response:

The decreasing trend in the effective tax rate for the years 2006 through 2008 is due to the increase of available tax credits and the increased impact of those tax credits on income before taxes.  In 2006, the net benefit of available tax credits was $3.3 million and represented approximately 7.8% of income before income taxes, increasing to $3.7 million, or 8.6%, in 2007 and $5.1 million, or 13.7%, in 2008. To the extent that it is appropriate to note this information in future periods, we will include such disclosure in future filings.

Liquidity and Capital Resources, page 36

SEC Comment:

7.               We note your consistent significant working capital deficit. Please discuss the effect of such on your cash flows and liquidity requirements and how you manage such deficit.

Registrant’s Response:

We believe that working capital deficits are customary in the restaurant industry.  In response to the Staff’s comment, in future filings, we will include the following statement regarding working capital deficits together with other disclosures regarding our financial condition, liquidity requirements and our sources of liquidity.

“We typically maintain current liabilities in excess of our current assets which results in a working capital deficit.  We are able to operate with a substantial working capital deficit because restaurant operations are primarily conducted on a cash basis.  Rapid turnover results in limited investment in inventories, and cash from sales is usually received before related accounts payable for food, supplies and payroll become due.”

SEC Comment:

8.               Please ensure your disclosure addresses all periods presented to enable investors to have a comprehensive view of items and trends associated with your cash flows accompanied by analysis at the appropriate level of detail, pursuant to instruction 1 to Item 303(A) of Regulation of S-K. For example there is no discussion of 2007 or 2006 operating, investing and financing activities, and no comparative analysis between comparable periods.

Registrant’s Response:

We note the Staff’s comment and in response, we will include in future filings an expanded discussion of items and trends affecting our cash flows and a comparative analysis between comparable periods.

Contractual Obligations, page 37

SEC Comment:

9.               We note you have fixed contracts for the purchase of commodities used in your operations (for example, beef) but it does not appear that such have been included in the table presented. Please revise your table accordingly, or advise as appropriate.

Registrant’s Response:

As described in the section “Food Preparation, Quality Control and Purchasing” of “Item 1 — Business” of our Form 10-K, we enter into both fixed price agreements and contracts with “spot” market prices.  We did not, however, have any contracts in place as of December 28, 2008 whereby we agreed to a minimum or fixed level of purchases.  Therefore, the Contractual Obligations table does not include any outstanding obligations at December 28, 2008 relating to those types of contracts.  In response to the Staff’s comment, we will clarify our discussion of such contracts in future filings.  We will revise our disclosure under the footnote to the Contractual Obligations table to include the following statements (changes are marked):

“We enter into various purchase agreements in the ordinary course of business. These primarily relate to amounts owed under contractor and subcontractor agreements and orders submitted for equipment for restaurants under construction as well as lease commitments for Company-owned restaurants where leases have been executed but construction has not begun.  Excluded are any agreements that are cancelable without significant penalty.  While we have fixed price agreements and contracts with “spot” market prices relating to food costs, we do not have any contracts in place committing us to a minimum or fixed level of purchases.”

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page 51

SEC Comment:

10.         We note you present one reportable segment and that you first test for goodwill impairment at the overall company level, Accounting Standards Codification (ASC)

Section 350-20-35-41 specifies that all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Further, ASC Section 350-20-35-1 specifies that goodwill is to be tested at the reporting unit level, which is an operating segment or one level below an operating segment. Please explain to us whether you have assigned goodwill to reporting units and what your reporting units consist of (i.e., whether they are operating segments or components that are one level below an operating segment), and why your level of testing goodwill for impairment is appropriate.

Registrant’s Response:

The Company has one reporting unit and one operating segment.  We have assigned goodwill to our single reporting unit and we test for impairment at this level.

The components of our one operating segment are the individual company-owned restaurants as the individual restaurant level is the next level for which discrete financial information is available.  However, we concluded that individual company-owned restaurants do not constitute a business based on the accounting guidance in ASC Section 350-20-55-3.  Thus, the restaurants are not considered separate reporting units.  We believe that if a restaurant was separated from the overall company, that particular restaurant would not contain all of the necessary inputs and processes for it to continue under normal operations.  In particular, a separated restaurant would lack the Red Robin® branding (e.g. trade name and logo) and related intellectual property (e.g. trademarks and service marks), favorable food and other inventory vendor contracting that is available to a large-scale operation, and our proprietary systems (e.g. food and beverage recipes, proprietary staff scheduling system) and software used to process and deliver the trademarked food items and guest experience.

We further evaluated and concluded that even if the restaurants were considered separate businesses, they would be aggregated and deemed a single reporting unit due to their similar economic characteristics, in accordance with ASC 350-20-35-35, which include the following:

•                  Company-owned restaurants are organized and designed in a similar manner and are run under the same guidelines.

•                  Products and product delivery are consistent throughout all of the restaurants.  The quality and food handling standards are created and monitored by our corporate headquarters.

•                  Menu items are determined and developed at the corporate level and are generally consistent in every restaurant, regardless of geography.

•                  Pricing, food/beverage margins and, in general, direct labor costs are similar among all restaurants leading to similar financial results.

•                  Advertising plans are developed and rolled out at the corporate level.

•                  The restaurants have the same new store opening, training, store operations and other human resources procedures.

Note 4. Restaurant Impairment and Planned Closures, page 59

SEC Comment:

11.         Please explain to us whether goodwill associated with restaurants closed or planned to be closed was included in the carrying amount of the restaurants pursuant to ASC 350-20-35-51 to 53.

Registrant’s Response:

As noted in our response to Comment No. 10, we allocate goodwill to a single reporting unit level.  In 2008, we did not include goodwill associated with restaurants closed or planned to be closed in the carrying amount of the restaurants because the restaurants do not constitute a reporting unit pursuant to ASC 350-20-35-51 to 53.

Controls and Procedures, page 75

SEC Comment:

12.         Although there is no requirement to disclose here the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), specific reference to only a portion of disclosure controls and procedures so defined as you have done implies management’s conclusion is limited solely to that portion to which referred. Please represent to us and disclose in future filings management’s conclusion in regard to the company’s overall disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Registrant’s Response:

In note the Staff’s comments, and in response, in future filings we will modify our disclosure to read as follows (with changes marked):

“Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of such period, are effective ~~to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms~~.”

Exhibit 23.1

SEC Comment:

13.         We note there is no conformed signature of the firm for the consent. Please amend your filing to revise the consent accordingly.

Registrant’s Response:

In response to the Staff’s comment, we intend to amend our Form 10-K to include the amended consent with the required conformed signature.

Form 8-K Furnished August 13, 2009

Reconciliation of Non-GAAP Restaurant-Level Operating Profit, page 9

SEC Comment:

14.         We note you believe restaurant-level operating profit is useful because it is widely regarded in the restaurant industry as a useful metric by which to evaluate restaurant-level operating efficiency and performance. You also state that depreciation and amortization are excluded because they represent a non-cash charge and not a component of the efficiency of restaurant operations. Please supplementally clarify for us what you mean by “efficiency of restaurant operations’ and explain to us why you believe it is useful for investors to disregard non-cash costs when evaluating “efficiency.”  It would appear that a measure of restaurant-level performance would require inclusion of the cost of the property and equipment necessary to generate the associated revenues in order to accurately represent the contribution of those stores to your profits or cash flows, depending on whether the measure was intended to be reflective of accrual or cash-basis performance respectively. Accordingly it would appear that either depreciation or capital expenditures at the restaurant-level should be included in such a measure. Please advise.

Registrant’s Response:

As noted in the 8-K, restaurant-level operating profit is a non-GAAP financial measure.  In accordance with Regulation G, the 8-K contains a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP, and a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. As noted by the Staff in its comment, we believe restaurant-level operating profit is a useful metric by which to measure the operating efficiency of restaurant-level performance.

With respect to our calculation of restaurant-level operating profit, we believe the efficiency, or operating performance, of restaurants should be measured on those costs which can be controlled at the restaurant level.  We consider those restaurant-level controllable costs to include cost of goods sold, labor costs, operating costs, and occupancy costs.  We do not consider depreciation and amortization to be among those costs that are controllable at the restaurant for two primary reasons.  First, all of our restaurants are constructed and furnished using similar kitchen equipment, furniture and interior design.  These capital expenditures are purchased and controlled by a centralized function at the corporate level, not at the restaurant level.  As such, we do not consider the restaurants to have control over those expenditures or the resulting straight-line non-cash depreciation of those assets.  Maintenance and repair of these assets are also managed through a centralized function.  Second, restaurant-level operating profit is regarded to be a useful comparison metric by which our stockholders can evaluate operating efficiency at the restaurant level as compared to other restaurant companies in our industry.  Our reconciliation of this non-GAAP financial measure presents a transparent disclosure by which a stockholder can compare our performance to our peer companies by including or excluding the various elements of the metric we have outlined.  We have reviewed the public filings of companies within our defined peer group in the industry, and note that such companies also exclude depreciation and amortization from restaurant-level operating profit or other similar metrics.  We believe that our exclusion of these costs in the calculation allows for a more comparable restaurant-level analysis between us and our competitors.

REGISTRANT’S CLOSING COMMENTS

We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at katie@redrobin.com or (303) 846-6000.

Regards,

/s/ Katherine L. Scherping
Katherine L. Scherping,
Senior Vice President and Chief Financial Officer